FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1	Notice to the Market dated March 30, 2007, regarding the joint sale of shares in a total amount equivalent to 7.59% of the Gafisa S.A.’s capital stock.

Item 1

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07
Corporate Registry (NIRE) 35.300.147.952
Publicly-held Company - 01610-1

NOTICE TO THE MARKET

São Paulo, SP, Brazil, March 30, 2007 - Pursuant to Article 12 of CVM Instruction 358/02, Gafisa S.A. (BOVESPA: GFSA3) hereby discloses to the market the following communication from its shareholder, EIP Brazil Holdings, LLC, EIP Brazil Holdings, GK, and EI Fund II Brazil, GK:

“As determined by article 12, caput, of CVM’s Instruction nº 358, dated January 3, 2002, EIP Brazil Holdings, LLC, with registered office at 2711 Centerville Road, Suite 400, Wilmington, DE, 19808, in the United States of America, registered with the National Taxpayer’s Registry of the Ministry of Finance (CNPJ) under n.º 07.420.968/0001-16 (“EIP Brazil Holdings”), EIP Brazil Holdings, GK, with registered office at 7th Floor TY Bldg., 22-18, Minami-Aoyama 2-chome, Minato-ku, Tokyo, Japan, 1070062, registered with the National Taxpayer’s Registry of the Ministry of Finance (CNPJ) under n.º 08.544.049/0001-17 (“EIP Brazil GK”), EI Fund II Brazil, GK, with registered office at 7th Floor TY Bldg., 22-18, Minami-Aoyama 2-chome, Minato-ku, Tokyo, Japan, 1070062, registered with the National Taxpayer’s Registry of the Ministry of Finance (CNPJ) under n.º 07.780.868/0001-09 (“EI Fund II GK”), (EIP Brazil Holdings, EIP Brazil GK and EI Fund II GK jointly referred to as “EIP Group”), as shareholders or former shareholders of Gafisa S.A. (the “Company”), as applicable, hereby inform the joint sale of shares in a total amount equivalent to 7.59% of the Company’s capital stock pursuant to the Global Public Offering registered before Comissão de Valores Mobiliários under No. CVM/SER/SEC/2007/008, as set forth in the chart below:

	EIP Brazil Holdings	EI Fund II GK	EIP Brazil GK
Shares Originally Held	19,867,998	1,234,044	7,132,000
% of the capital stock	15.07%	0.93%	5.41%
Number of shares sold on 03.21.07	501,606	1,234,044	7,132,000
Number of shares sold on 03.27.07 (Overallotment option)	1,136,787	0	0
Outstanding Shares	18,229,605	0	0
% of the capital stock	13.83%	0%	0%

Neither the Shareholders nor any affiliate of the Shareholders own, directly or indirectly, any other securities issued by the Company, including debentures convertible into company stock. The Shareholders are not parties to any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company. This divestiture does not change the control or management structure of the Company. São Paulo, March 30, 2007. EIP Brazil Holdings, LLC. EIP Brazil Holdings, GK. EI Fund II Brazil, GK.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

Date:	April 2, 2007	By:	/s/ Alceu Duílio Calciolari

			Name:	Alceu Duílio Calciolari
			Title:	Chief Financial Officer